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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MILESTONE INVESTMENTS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10700 SIKES PLACE, SUITE 315
(No. and Street)

CHARLOTTE	**NC**	**28277-0729**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRICK FISHER **704-716-2749**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **FREDRICK FISHER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **MILESTONE INVESTMENTS, INC.**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Public Notary



Ezio J. Palomeque
NOTARY PUBLIC
Union County, NC
My Comm. Exp. August 11, 2019

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE INVESTMENTS, INC.

Financial Statements and Supplemental Information
for the Year Ended December 31, 2017 and
Report of Independent Registered Public Accounting Firm

MILESTONE INVESTMENTS, INC.

December 31, 2017

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Milestone Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Milestone Investments, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Milestone Investments, Inc.'s management. Our responsibility is to express an opinion on Milestone Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Milestone Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Milestone Investments, Inc.'s financial statements. The supplemental information is the responsibility of Milestone Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Milestone Investments, Inc.'s auditor since 2016.

Maitland, Florida

February 8, 2018

MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	10,706
Receivables from other broker-dealers		112,816
Total current assets		123,522
FIXED ASSETS:		1,600
TOTAL ASSETS		125,122

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		3,747
Credit Cards		2,212
Total current liabilities		5,959
STOCKHOLDER'S EQUITY:		
Common stock, no par; 100,000 shares authorized;		
700 shares issued and outstanding		12,701
Retained earnings		106,462
Total stockholder's equity		119,163
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	125,122

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commission Income - 12b-1 fees	$	118,166
Commission Income - Mutual Funds		1,083
Commission Income - Insurance Commission		153,782
Advisory Fees		319,303
TOTAL REVENUE		592,334
EXPENSES:		
Compensation and benefits allocation		232,773
Occupancy and equipment expenses		25,627
Outside services		41,255
Legal and professional fees		7,313
Insurance		10,118
Licenses		6,385
Travel		20,661
Dues and subscriptions		7,655
Total expense		351,787
NET INCOME	$	240,547

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock			
	Shares	Amount	Retained Earnings	Total
STOCKHOLDERS' EQUITY, DECEMBER 31, 2016	700	$ 12,701	$ 33,915	$ 46,616
NET INCOME			240,547	240,547
PAID IN CAPITAL			0	0
CAPITAL DISTRIBUTIONS			(168,000)	(168,000)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2017	700	$ 12,701	$ 106,462	$ 119,163

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	240,547
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in operating assets and liabilities:		
Receivables from other broker-dealers		(21,664)
Accounts payable		(2,697)
Accrued compensation and benefits allocation		(54,040)
Net cash applied to operating activities		162,146
INVESTING ACTIVITIES:		
Office furnitire and equipment		(1,600)
Net cash applied to investing activities		(1,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS		160,546
CAPITAL ACTIVITIES		
Capital Distirbutions		(168,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		18,160
CASH AND CASH EQUIVALENTS, END OF YEAR	$	10,706

See notes to financial statements.

5

MILESTONE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Milestone Investments, Inc. (the "Company") is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions which may exceed federally insured limits at various times throughout the year.

Receivables From Other Broker-Dealers - Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2017, receivables from three other broker-dealers represent approximately 85% of total receivables.

Property - Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholders for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2017, the tax years ended December 31, 2014 through 2017 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2017.

Commission Income - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 8, 2018, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

2.   RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $8,394, which was $3,394 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.71 to 1.00 at December 31, 2017.

4.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC membership for the year ended December 31, 2017 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

5.   Property and equipment was comprised of the following at December 31, 2017 – Computer $1,600.

6.   OCCUPANCY LEASE

The Company leases office space under an operating lease that expires on January 31, 2019. Future minimum lease payments are $17,270 for 2018 and $1,570 for 2019. Rent expense was $18,840 for the year ended December 31, 2017, and is reported in the occupancy and equipment expenses in the Statement of Operations.

7.   COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments and contingencies.

MILESTONE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Ownership Equity from Statement of Financial Condition	$	119,163
Deductions and/or Charges:		
Total non-allowable assets from Statement of Financial Condition		(110,769)
Net Capital	$	8,394

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$	397
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	3,394
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	2,394

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$	5,959
Total Aggregate Indebtedness		5,959
Percentage of Aggregate Indebtedness to Net Capital		70.99%

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II A of Form X-17 A-5 as of December 31, 2017



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Milestone Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Milestone Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Milestone Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Milestone Investments, Inc. stated that Milestone Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Milestone Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Milestone Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 8, 2018

MILESTONE
INVESTMENTS
—— INC. ——
401(k) Fiduciary and
Wealth Management Services

Milestone Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

   (1) The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(1)

and

   (2) The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

I, Fredrick W. Fisher, affirm that, to the best of my knowledge and belief, this Exemption Report is true.



Fredrick W. Fisher
President & CEO

February 5, 2018

10700 Sikes Place, Suite 315   Charlotte, North Carolina 28277   704-716-2749   877-716-2749   Fax 704-716-2748